Exhibit 99.1

May 25, 2016

Via Email and First Class Mail

Mark D. Brodsky

Aurelius Capital Management, LP

535 Madison Avenue, 22nd Floor

New York, New York 10022

MBrodsky@Aurelius-Capital.Com

Re:	Notes due 2020

Dear Mr. Brodsky:

On behalf of Intelsat Jackson Holdings S.A. (“Jackson”), I write in response to your letter dated May 13, 2016. Your letter asserts that there have been defaults under the Indenture governing Jackson’s 7.25% Senior Notes due 2020 and, in particular, that Jackson paid a $360 million dividend to Intelsat (Luxembourg) S.A. (“LuxCo”) in September 2015 that was not in compliance with Section 4.04(a) of the Indenture.

These assertions are baseless. Section 4.04(a) of the Indenture authorizes Jackson to make certain payments—including dividends—when, “immediately after giving effect” to such payments “on a pro forma basis,” Jackson “would have a Debt to Adjusted EBITDA Ratio of less than or equal to 6.0 to 1.0.” Immediately after the $360 million payment challenged in your letter, Jackson’s Debt to Adjusted EBITDA Ratio, as defined in the Indenture, was less than 6.0 to 1.0. Although your letter contends that the $360 million payment by Jackson should be “evaluated … by reference to” or “aggregated” with subsequent loans to Jackson (or repayments of those loans) for purposes of calculating Jackson’s Debt to Adjusted EBITDA Ratio, that position is patently at odds with the language of the Indenture, which makes clear that the ratio was correctly calculated “immediately” after the payment was made. Your letter also contains other material errors, including factual misstatements, which need not be addressed here in light of the basic error in your reading of the Indenture.

Should you wish to communicate further regarding these matters, we require disclosure by Aurelius of all its investment positions relating to Jackson and affiliated companies, including any long, short or CDS positions. Such disclosure is necessary for us to understand Aurelius’s interest in our company and its objective in making public—but baseless—allegations of default, and in any event will be required should you continue in your present course of action.

Please be advised that Jackson and its affiliates reserve all rights and remedies relating to your conduct and the resulting harm to our company, including your baseless assertion of a default, the misstatements in your letter, and the public dissemination of the letter.

Sincerely,

Jacques D. Kerrest

cc:	Wells Fargo Bank, National Association as Trustee

150 West 42nd Street

New York, New York 10017

Attention of: Corporate Trust Services—Administrator for Intelsat Jackson Holdings S.A.

Robbins, Russell, Englert, Orseck, Untereiner & Sauber LLP,

            counsel for Aurelius Capital Management, LP

Lawrence S. Robbins (lrobbins@robbinsrussell.com);

Ariel Lavinbuk (alavinbuk@robbinsrussell.com)

Joshua Bolian (jbolian@robbinsrussell.com)

Wachtell, Lipton, Rosen & Katz, counsel for Intelsat Jackson Holdings S.A.

Paul Vizcarrondo (pvizcarrondo@wlrk.com)

Steven A. Cohen (sacohen@wlrk.com)

Emil Kleinhaus (eakleinhaus@wlrk.com)

AURELIUS CAPITAL MANAGEMENT, LP

535 MADISON AVENUE

22ND FLOOR

NEW YORK, NEW YORK 10022

TEL.:+1(646)445-6500

MARK D. BRODSKY, CHAIRMAN

TEL.:+1(646)445-6510

MBRODSKY@AURELIUS-CAPITAL.COM

May 13, 2016

Via Courier

Intelsat Jackson Holdings S.A.

4, Rue Albert Borschette

L-1246 Luxembourg

Grand Duchy of Luxembourg

Attention: General Counsel

Re:	Defaults Pertaining to Notes due 2020

Ladies and Gentlemen:

We manage fund entities (the “Aurelius Funds”) that own 7.25% Senior Notes due 2020 (the “2020 Notes”) issued by Intelsat Jackson Holdings S.A. (“Jackson”) and guaranteed by various of its parents and subsidiaries. The 2020 Notes and the related indenture, as amended (the “2020 Indenture”), are governed by New York law. We write to bring to your attention Defaults under the 2020 Indenture.

I.	The September 2015 Transaction

Section 4.04(a) of the 2020 Indenture (the “Restricted Payments Covenant”) bars Jackson from “pay[ing] any dividend or mak[ing] any distribution” – “directly or indirectly” – to its parent, Intelsat (Luxembourg) S.A. (“Luxco”), except under certain conditions. One such condition is that, “immediately after giving effect to such transaction on a pro forma basis,” Jackson “would have a Debt to Adjusted EBITDA Ratio (the “Ratio”) of less than or equal to 6.0 to 1.0” (the “Ratio Requirement”).1

The Ratio Requirement is manifestly intended to ensure that Jackson can divert assets to its parent only when Jackson is (by an agreed metric – in this case, leverage) in reasonable financial health. As is customary, the Ratio is required to be recalculated every quarter, based on

[1]	Section 4.04(b)(i) of the 2020 Indenture provides that if Jackson announces a dividend or distribution at a time when the Ratio Requirement is satisfied, it can later pay that dividend or distribution even if the requirement cannot then be met, but only if such payment comes within sixty days of the announcement.

AURELIUS CAPITAL MANAGEMENT, LP	2

Jackson’s performance over the most recent four-quarter period. This “rolling four quarters” approach ensures that the company’s financial health is determined not by its performance in the distant past, or for a period of the company’s choosing, but rather for the most recent period for which its performance can be readily measured at the time of each dividend.

In the last five business days of September 2015, Jackson purported to pay a dividend of $360 million to Luxco (the “September Dividend”). Jackson then purported to borrow back that very same amount from Intelsat Intermediate LLC (“Intermediate”)2 – $230 million in the last five business days of September, and the balance early the next month. Thus, the money did a hasty round trip and ended up where it started.

The September Dividend and the intercompany loans that swiftly followed (the “Transaction”) violated the Restricted Payments Covenant. This conclusion is reached regardless whether one accepts at face value the steps of the Transaction or aggregates the steps and regards the Transaction for what it really is – the declaration of a deferred dividend. We address those two approaches below.

A.	Taking the Steps at Face Value

The Ratio Requirement is calculated “after giving effect to such transaction on a pro forma basis” (emphasis added). That means that the September Dividend must be evaluated in its larger context, including by reference to the loans that immediately followed it and, in effect, financed the dividend. Indeed, the indenture’s requirement of “pro forma” accounting would be rendered “meaningless” were it otherwise. United States v. Benjamin, 328 F.2d 854, 861 (2d Cir. 1964). Were it otherwise, the Ratio would count a loan used to finance the dividend if the loan was made before the dividend was paid but not if made after it.

Plainly the September dividend was financed by $360 million of loans to Jackson. Whether one views that financing as $130 million of revolver draw by Jackson and another $230 million of intercompany loans, or as $360 million of intercompany loans (with the $130 million revolver serving as a bridge to the $130 million intercompany loan), the Ratio would – pro forma for that financing – be 6.07-to-1.0, failing the Ratio Requirement. We see no basis to disregard both the $130 million intercompany loan and the $130 million revolver draw, since one or the other (or both in succession) financed the dividend, and the repayment of the revolver loan was not part of the dividend transaction; but even doing so would yield a Ratio of 6.01-to-1.0, also failing the Ratio Requirement.

Viewed in this fashion, the September Dividend was paid at a time when the Ratio Requirement was not satisfied, and hence constituted a Default at that time.

[2]	Intermediate and Luxco are wholly owned by a common parent.

As we discuss further below, the interposition of Intermediate (which had not even been formed until September 24, 2015) into this transaction is immaterial given the aggregation of the September Dividend and the intercompany loans. Moreover, such an interposition is plainly one of the kinds of gimmick the words “directly or indirectly” in the Restricted Payments Covenant were intended to render ineffectual. Indeed, that interposition is so conspicuous as to reinforce the conclusion that the two steps should be collapsed into one transaction.

AURELIUS CAPITAL MANAGEMENT, LP	3

B.	Aggregating the Steps

In the fourth quarter of 2015 and the first quarter of 2016, Jackson made a series of upstream transfers (the “Upstream Transfers”) for the benefit or at the behest of Jackson’s parent Luxco, via Intermediate. For purposes of enforcing the 2020 Indenture, the September Dividend and the intercompany loans should be aggregated. Doing so results in the conclusion that the Upstream Transfers constituted the payment of deferred dividends at a time when (at least in the first quarter of 2016) the Ratio Requirement was not satisfied.

In the context of enforcing indentures and other contracts, courts have long recognized that actions that may appear contractually permissible in isolation may nevertheless be impermissible when viewed in the aggregate. See, e.g., Sharon Steel Corp. v. Chase Manhattan Bank, N.A., 691 F.2d 1039, 1048-51 (2d Cir. 1982) (aggregating transactions that were “part of an overall scheme”); Gandal v. Telemundo Grp., Inc., 781 F. Supp. 39, 46-48 (D.D.C. 1992) (holding that “a dividend only in name, not in substance” was part of merger consideration); Alleco, Inc. v. IBJ Schroder Bank & Trust Co., 745 F. Supp. 1467, 1474-75 (D. Minn. 1989) (aggregating transactions in dispute over restricted-payments covenant because making of distribution was “precisely the result intended”); In re Associated Gas & Elec. Co., 61 F. Supp. 11, 28-31 (S.D.N.Y. 1944) (“[W]hat cannot be legally done in one act does not necessarily become legal when the act is split up into various steps.”), aff’d, 149 F.2d 996, 1004 (2d Cir. 1945); Bank of New York Mellon Trust Co. v. Liberty Media Corp., 29 A.3d 225, 236-44 (Del. 2011) (applying tests to determine whether transactions should be aggregated); Noddings Inv. Group, Inc. v. Capstar Commc’ns, Inc., C.A. No. 16538, 1999 WL 182568, at *5-*7 (Del. Ch. Mar. 24, 1999) (holding that two transactions “were part and parcel of the same transaction” when they “were intended to be one”), aff’d, 741 A.2d 16 (Del. 1999); Am. Gen. Corp. v. Cont’I Airlines Corp., C.A. No. 8390, 1988 WL 7393, at *6-*7 (Del. Ch. Jan. 26, 1988) (“The structuring of the merger transaction as a two-step transaction does not change its basic nature.”), aff’d, 575 A.2d 1160 (Del. 1990).

Jackson has characterized the Upstream Transfers as being for principal and interest on the intercompany loans from Intermediate. But the money “loaned” was, for all practical purposes, Jackson’s own money. The only economic consequence of the Transaction was that Jackson had made itself indebted to Intermediate for no consideration. That debt has since been repaid, by effectuating the Upstream Transfers.3

The timing of the September Dividend was no accident. Once the fourth quarter of 2015 began, and again when 2016 began, Jackson’s Debt to Adjusted EBITDA Ratio would be recalculated for the corresponding four-quarter periods. By September it was virtually certain that the recalculated Ratio would fail the Ratio Requirement by the beginning of 2016 (as indeed it did) and would continue to fail for an extended period thereafter. There was also a significant risk that the Ratio Requirement would fail as early as the fourth quarter of 2015 (it ended up just barely passing).

[3]	The intercompany loan was memorialized by a note. The issuance of that note does not change the analysis under Section 4.04 of the 2020 Indenture. Whether memorialized by a note or not, the declaration of any dividend creates a liability to pay it. If the formality of memorializing that liability with a note mattered for purposes of the Restricted Payments Covenant, the 60-day limitation in Section 4.04(b)(i) would be rendered a nullity.

AURELIUS CAPITAL MANAGEMENT, LP	4

Moreover, even if Jackson knew in advance what the recalculated Ratio would be in the fourth quarter, it would have been very tight, if not unfeasible, for Jackson to come up with $360 million of cash to upstream in the fourth quarter. The Restricted Payments Covenant would have allowed Jackson to borrow far less in the fourth quarter than the $130 million it borrowed to help fund the September Dividend (and less still if Jackson had any other need for the revolver in the fourth quarter). To make matters worse, Jackson had $178 million of interest payments due in the first 15 days of the fourth quarter.

Thus, September 2015 was the last occasion Jackson could reliably expect to pay a dividend that complied with the Ratio Requirement. If Jackson had, last September, been willing and able to give up $360 million of its limited liquidity to pay a dividend (financed only by the $130 million it drew on its revolver), Jackson would have given the 2020 Noteholders the benefit of their bargain. The Ratio Requirement would have served its agreed purpose of ensuring, however imperfectly, that Jackson was diverting that large sum while it was of requisite financial health. But Jackson was not willing and able to give up $360 million at that time, as that would have left it with woefully inadequate liquidity. This presented a quandary: if Jackson waited until it did have sufficient liquidity, it would no longer be in sufficient financial health – as measured by the Ratio Requirement – to be permitted to pay the dividend.

The round-trip transaction described above was a transparent attempt by Jackson to have its cake and eat it too – to grandfather the Ratio Requirement as of September 2015 even though Jackson would not actually be giving up money until a later time, when Jackson’s financial health would no longer pass contractual muster. However creative, this attempted circumvention is ineffective.

As explained above, actions that may appear contractually permissible in isolation may nevertheless be impermissible when viewed in the aggregate.4 We believe the Transaction should be aggregated for the purpose of determining whether the Upstream Payments constitute dividends or distributions barred by the Restricted Payments Covenant. So aggregated, the

[4]	While we discuss at length below factors that would support a court aggregating Jackson’s, Luxco’s, and Intermediate’s actions, we note that those factors support numerous other arguments that the Upstream Transfers violate the 2020 Indenture, among them that the Restricted Payments Covenant by its terms cannot be circumvented by doing “indirectly” what cannot be done “directly” and that the Transaction violated the implied covenant of good faith and fair dealing in the 2020 Indenture. See, e.g., Empresas Cablevision, S.A.B. de C.V. v. JPMorgan Chase Bank, N.A., 680 F. Supp. 2d 625, 631-32 (S.D.N.Y.), aff’d and remanded, 381 F. App’x 117 (2d Cir. 2010) (“[M]uch of the substance of the [challenged transaction]… purposely undercut what [the defendant] knew [an express covenant] was designed to prevent. Such an end-run, if not a downright sham, is not permissible.”); LightSquared LP v. SP Special Opportunities LLC (In re LightSquared Inc.), 511 B.R. 253, 337 (Bankr. S.D.N.Y. 2014) (rejecting argument that “if the Credit Agreement does not explicitly prohibit a particular transfer by its express terms, any contrivance or subterfuge to avoid running afoul of those express terms is a-ok. This cannot be correct.”).

AURELIUS CAPITAL MANAGEMENT, LP	5

Transaction is simply a dividend announced in September 2015 but paid more than 60 days later, via the Upstream Transfers, at a time when the Ratio Requirement was not satisfied. Numerous factors weigh in favor of (and none militates against) this aggregation:

•	The Transaction was contrived in a transparent scheme to circumvent the Restricted Payments Covenant. No commercial rationale exists for effectuating the result of the Transaction circuitously rather than directly.

•	As self-evident as the purpose of the Transaction was, it was confirmed by Michael McDonnell, who was then the CFO for the Intelsat consolidated group. During the earnings conference call for the third quarter of 2015, pressed to explain the Transaction, Mr. McDonnell conceded:

“[O]ur nearest maturity that we have is a $500 million debt maturity at [Luxco] … that matures in 2018 …. [W]hat we wanted to do was to put an intercompany arrangement in place between our more senior entity, [Jackson] and the junior entity [Luxco] so that for a portion of that $500 million … so that [Jackson] could be in a position at any point in time to upstream up to the $360 million to assist with servicing debt or managing maturities up at [Luxco] …. It was really more of a cautionary thing, just to utilize capacity that we have at Jackson in order to assist [Luxco] if it became necessary a few years out” (Emphasis added.)

As this answer made clear, the company regarded the Transaction not as an upstreaming that had already occurred but rather as one that might occur in the future, most likely to help Luxco pay its next debt maturity in 2018.5 If the money was not needed until then, why was the “intercompany arrangement” entered into in September 2015? It was done then “as a cautionary thing, just to utilize capacity that we have at Jackson” (emphasis added) – obviously referring to Jackson’s soon-to-expire capacity under the Restricted Payments Covenant.

•	Jackson lacked the wherewithal to make the September Dividend without knowing that the proceeds would be promptly re-lent back to it.

•	If $230 million of the $360 million had not been re-lent by the end of September, Jackson and its subsidiaries (collectively, the “Jackson Group”) would have had quarter-end liquidity of only $438 million. That is a fraction of the norm: Since 2010, the Jackson Group’s quarter-end liquidity has ranged between $555 million and $1,581 billion, and has averaged $791 million.

•	Indeed, Jackson needed to draw $130 million on one of its revolvers in order to fund the September Dividend. Jackson immediately repaid that draw with the proceeds of the purported intercompany loan from Intermediate. This repayment enabled Jackson to report no loans outstanding under its revolver, rather than $130 million of such

[5]

The principal amount of the intercompany loans plus the cumulative interest thereon (assuming an interest rate of 12.5%) would have been sufficient to fund almost the entire $500 million maturity to which Mr. McDonnell referred.

AURELIUS CAPITAL MANAGEMENT, LP	6

loans, at the end of the third quarter of 2015. Jackson had loans outstanding under its revolvers on only five of its last 25 quarters-end, and those loans exceeded $100 million on only two of those 25 quarters-end.

•	But for the September Dividend, Intermediate would not have had sufficient funds to lend $360 million to Jackson. Intermediate’s sole sources of liquidity – Luxco and Luxco’s parents – together had only $19 million of cash at the end of the preceding quarter and only $148 million of cash at the end of the quarter in which the Transaction occurred.

The Transaction was plainly intended to circumvent a vital contractual protection afforded by the 2020 Indenture. Jackson attempted to lock in the Ratio as of the date of the Transaction rather than allow it to continue to be recalculated. If this tactic were successful, it would nullify – not just in Jackson’s indentures but in those of most other companies – the vast majority of covenant tests that are based on operating metrics over four rolling quarters or balance sheet metrics as of the most recent quarter-end. The bond issuer could – as Jackson has attempted here – simply grandfather whatever rolling period or quarter-end it favors while retaining complete flexibility to pick subsequent periods or dates if those turn out to be better.6 That position is untenable.

II.	Restricted Payments under Sec. 4.04(b)(xiii)(C)

Even when the Ratio Requirement is not satisfied, Section 4.04(b)(xiii)(C) of the 2020 Indenture allows Jackson to pay dividends to Luxco for the purpose of funding Luxco’s interest payments on its debt (“Interest Dividends”). However, that section does not permit Interest Dividends to be made if a “Default” has occurred and remains uncured. As noted in section I of this letter, we believe Defaults have occurred and remain uncured. Thus, Interest Dividends paid while those (or any other) Defaults are pending constitute Defaults in their own right.

[6]	Take, for example, the typical debt-incurrence covenant, which allows debt to be incurred so long as the bond issuer complies with a ratio test (typically a leverage test, as is the case with the Ratio Requirement here) that is calculated based on an operating metric over the four quarters preceding the debt incurrence. Suppose the bond issuer can incur $450 million of additional debt in the present quarter, for which it has no near-term need; but the bond issuer will lose that borrowing capacity entirely if it waits until the next quarter, because the ratio test in its debt covenant will drop with the next rolling four-quarter period. According to Jackson, the bond issuer could borrow the $450 million from a bank now and immediately re-lend (directly or through an affiliate) that money back to the bank. The bond issuer’s loan to the bank could be repayable on demand. The net effect is the same as if the company simply had a term credit line from the bank – except that the ratio test would be locked in at some historical level. The same tactic could be applied if the debt incurrence covenant was based on the most recent quarter-end balance sheet preceding the date of the debt incurrence. And if the pertinent ratio later improves, the bond issuer would remain free to avail itself of that as well. For the bond issuer, this would be a “heads I win, tails you lose” proposition if there ever was one.

AURELIUS CAPITAL MANAGEMENT, LP	7

III.	Concluding Remarks

Our strong preference is that Jackson immediately cure its Defaults, rather than put noteholders or the indenture trustee in the position of having to take more formal steps. As a precaution, we will, in the interim, be reaching out to the indenture trustee and to other holders in order to ensure that the 60-day cure period is promptly started.

We have taken pains to elaborate on our analysis in the interest of persuading you that we are correct or, if you disagree, putting you in a better position to persuade us that we are mistaken. If anything stated in this letter is incorrect, the error is inadvertent. We invite correction, accompanied by an explanation that would allow us to understand its basis.7

Our sole focus here relates to the Restricted Payments Covenant as applied to the Transaction and the Interest Dividends. In the interests of candor, we are in the process of evaluating the propriety of other funds upstreamed from Jackson to Luxco and from Jackson’s subsidiaries to Jackson; recent grants of upstream guarantees on Jackson’s notes due 2022 and 2024 by Jackson’s subsidiaries; and the prospective issuance of debt or guarantees by members of the Jackson Group in exchange for Luxco’s own debt.

We would greatly appreciate your responding to this letter within one week. If that is not possible, we would appreciate the courtesy of hearing within the week whether and when we can expect a substantive response.

This letter is written without prejudice to any rights or remedies the Aurelius Funds may have as respects any person or entity, all of which are hereby reserved. Until the Defaults are cured, or any dispute relating thereto is resolved, we expect that you will take appropriate steps to ensure that Jackson and its affiliates preserve all documents8 in their possession, custody or control that relate in any manner to the Transaction, the Upstream Transfers, or the Defaults alleged in this letter.

Thank you for your consideration.

Very truly yours,

Mark D. Brodsky

[7]	We recognize, of course, that Jackson is subject to applicable securities laws bearing on selective disclosure of material or price-sensitive non-public information. In the unlikely event that a constructive engagement on the topics raised herein would entail such information, we would urge Jackson to make that information public rather than impede that engagement.
[8]	The term “document” above includes (without limitation) (i) paper (e.g., documents, presentations, notes, day planners, logs, phone messages, lists, agendas, correspondence, facsimiles, etc.); (ii) electronic communications (e.g., emails, messages, instant messages, text messages, etc.); (iii) electronic records (e.g., electronic accounting systems, computer file, etc.); and (iv) audio or visual records (e.g., voicemail messages, taped telephone calls, videotapes, etc.).

AURELIUS CAPITAL MANAGEMENT, LP	8

cc:	Wells Fargo Bank, National Association as Trustee

Wells Fargo Bank, National Association

150 West 42nd Street

New York, New York 10017

Attention of: Corporate Trust Services—Administrator for Intelsat Jackson Holdings S.A.

Milbank, Tweed, Hadley & McCloy LLP, counsel for Jackson

28 Liberty Street

New York, New York 10005

Attention: Arnold B. Peinado, III.

Paul, Weiss, Rifkind, Wharton & Garrison LLP, counsel for Jackson

1285 Avenue of the Americas

New York, New York 10019

Attention: John C. Kennedy and Raphael M. Russo, Esqs.

Robbins, Russell, Englert, Orseck, Untereiner & Sauber LLP, counsel for Aurelius

Lawrence S. Robbins, Esq. (Irobbinsfgfrobbinsrussell.com)

Ariel Lavinbuk, Esq. (alavinbuk@robbinsrussell.com)

Joshua Bolian, Esq. (ibolian@robbinsrussell.com)

Aurelius Capital Management (UK), LLP

David Tiomkin (dtiomkin@aurelius-capital.com)

Philipp Duffner (pduffner@aurelius-capital.com)